UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Alliance Distributors Holding Inc.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

01858P105
(CUSIP Number)

Fred S. Skolnik, Esq.
Certilman Balin Adler & Hyman, LLP
90 Merrick Avenue
East Meadow, New York 11554
(516) 296-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2007
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box  [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

SCHEDULE 13D

CUSIP No.                                01858P105

1.	Name of Reporting Person

Andre Muller
2.	Check the appropriate box if a member of a group	(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned	7.	Sole Voting Power 0

By Each Reporting Person With	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person IN

ITEM 1.                  SECURITY AND ISSUER.

This statement amends and supplements the Schedule 13D dated July 14, 2004, as previously amended by Amendment No. 1, dated December 1, 2004, and Amendment No. 2, dated October 11, 2005, relating to shares of Common Stock, par value $.001 per share (the “Common Stock”), of Alliance Distributors Holding Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 1160 Commerce Avenue, Bronx, New York 11462.

ITEM 2.                  IDENTITY AND BACKGROUND.

(a)           Name of Reporting Person:

Andre Muller

(b)           Residence or business address:

16 Hunting Hollow Road
Dix Hills, New York 11746

(c)           The Reporting Person resigned as President, Chief Operating Officer and a director of the Company on July 26, 2007 and is not currently employed.

(d)           The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e)           The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.                  PURPOSE OF TRANSACTION.

N/A

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER.

(a)           See rows 11 and 13 of the Cover Pages.

(b)           See rows 7 through 10 of the Cover Pages.

(c)           This amended Report is being filed to reflect that on November 20, 2007, the Reporting Person sold all of the shares of Common Stock of the Company beneficially owned by him.

(d)           N/A

(e)           November 20, 2007

ITEM 6.                  CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS  WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS.

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: November 21, 2007	/s/ Andre Muller
Andre Muller